Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X           Form 40-F
                            -------                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes               No    X
                            -------           -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

                 Odey Asset Management LLP reduces its holding
                  of Converium's registered shares to below 5%


             Disclosure of shareholdings pursuant to Art. 20 SESTA


Zug, Switzerland - February 15, 2006 - Converium Holding Ltd has been notified that Odey Asset Management LLP, 12 Upper Grosvenor Street, London W1K 2ND, United Kingdom, has reduced its holding of registered shares of Converium Holding Ltd, Zug to below 5%.


Contacts:

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
Phone    +41 (0) 44 639 91 20
Fax      +41 (0) 44 639 71 20


Esther Gerster
Head of Public Relations
esther.gerster@converium.com
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22



www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                           By:  /s/ Inga Beale
                                                Name:      Inga Beale
                                                Title:     CEO




                                           By:  /s/ Christian Felderer
                                                Name:      Christian Felderer
                                                Title:     General Legal Counsel



Date: February 24, 2006